 Exhibit 107
Calculation of Filing Fee Tables
Schedule TO
MANCHESTER UNITED plc
(Name of Subject Company (issuer))
TRAWLERS LIMITED
(Offeror)
wholly-owned by
JAMES A. RATCLIFFE
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Table 1-Transaction Valuation
	Transaction Valuation*	Fee Rate	Amount of Filing Fee**
Fees to Be Paid	$436,848,522.00	0.0001476	$64,478.84
Fees Previously Paid	$0		$0
Total Transaction Valuation	$436,848,522.00
Total Fees Due for Filing			$64,478.84
Total Fees Previously Paid			$0
Total Fee Offsets			$0
Net Fee Due			$64,478.84

*
Estimated solely for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 13,237,834 Class A ordinary shares (“Class A Shares”) of Manchester United plc (the “Company”), par value $0.0005 per Class A Share, which represents 25.0% of the 52,951,335 Class A Shares issued and outstanding as of December 22, 2023 (based on information provided by the Company), rounded to the nearest whole Class A Share, at a price of $33.00 per Class A Share, in cash, without interest thereon, less any required tax withholding.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2024 beginning on October 1, 2023, issued August 25, 2023, by multiplying the transaction value by 0.0001476.